Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated:

						Six Months Ended
	Year Ended March 31,					September 30,
Earnings Available for Fixed Charges:	2010	2011	2012	2013	2014	2014
Earnings before provision for income taxes	$(14,546)	(11,132)	(9,978)	(6,223)	(7,579)	(5,133)
Add: Fixed Charges	2,312	2,066	962	1,017	1,859	1,379
Add: Amortization of capitalized interest	-	-	-	-	-	-
Add: Distributed income of equity investees	-	-	-	-	-	-
Less: Interest capitalized	-	-	-	-	-	-
Less: Preferred returns to noncontrolling interest	-	-	-	-	-	-
Less: Shareholders in consolidated subsidiaries	-	-	-	-	-	-
Total earnings available for fixed charges	$(12,234)	$(9,066)	$(9,016)	$(5,206)	$(5,720)	$(3,754)

Fixed Charges
Interest expense	1,521	1,470	480	821	1,536	303
Debt amortization costs	791	596	482	196	323	1,076
Preferred returns to noncontrolling interest	-	-	-	-	-	-
Shareholders in consolidated subsidiaries	-	-	-	-	-	-
Portion of rental expense representative of interest factor	-	-	-	-	-	-
Fixed charges	$2,312	2,066	962	1,017	1,859	1,379

Ratio of earnings to fixed charges	*	*	*	*	*	*

*Earnings were insufficient to cover fixed charges for the period.